Global Water Resources, Inc.

21410 N 19th Avenue #220

Phoenix, AZ 85027

March 16, 2016

VIA EDGAR AND COURIER

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Global Water Resources, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
(File No. 333- 209025)

Dear Ms. Ransom:

On behalf of Global Water Resources, Inc., a Delaware corporation (the “Company”), enclosed is a copy of Amendment No. 1 to the above-referenced Registration Statement (“Amendment No. 1”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the Registration Statement filed with the Commission on January 19, 2016.

The changes reflected in Amendment No. 1 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter, dated February 11, 2016 (the “Comment Letter”). Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below in this letter are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in Amendment No. 1. All references to page numbers in the Company’s responses below correspond to the page numbers in Amendment No. 1.

General

1.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

Neither the Company nor anyone authorized on the Company’s behalf has provided any written communications in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), to potential investors. We are also not aware of any research reports about the Company that were published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in the offering. We will supplementally provide the Staff with such written materials and any such research reports of which we become aware.

2.	With respect to all third-party statements in your prospectus - such as market data by the U.S. Census, the Employment and Population Statistics Department of the State of Arizona, and The W.P. Carey School of Business - please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

Response:

The Company is submitting to you supplementally materials that include support for the third-party statements referred to above. The Company advises the Staff that none of these materials were prepared for the Company by third-parties in connection with the Company’s offering.

3.	Please provide the disclosure required by Item 201(b) of Regulation S-K with respect to your current share ownership, as well as your share ownership immediately following the Reorganization Transaction but prior to the closing of this offering.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 103 of Amendment No. 1.

4.	Please tell us whether you will be a “controlled company” under applicable exchange rules after the offering. If so, please disclose that fact, and include appropriate risk factor disclosure in the Summary and Risk Factor sections.

Response:

The Company advises the Staff that, following the consummation of the offering, it will not be a “controlled company” under Nasdaq Listing Rule 5615(c).

5.	We note your disclosure on page 24 regarding the determination of the offering price. Please revise to enhance the description of the various factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on page 25 of Amendment No. 1.

6.	Your disclosure throughout the prospectus suggests the importance of your ability to continually build appropriate infrastructure. In this regard, we note, as examples only, your statements regarding “increases in capital expenditures needed to build infrastructure to secure alternative water sources,” that you must “own both the water and the wastewater infrastructure” in order to implement your Total Water Management model, and that you “expect to continue to significantly expand [y]our…infrastructure.” However, we also note that your settlement with the Arizona Corporation Commission prohibits you from entering into new infrastructure coordination and financing agreements. Please tell us how this prohibition affects your ability to meet your needs with respect to the development of the infrastructure necessary to conduct your business.

Response:

The Company advises the Staff that the prohibition of entering into new infrastructure coordination and financing agreements (“ICFAs”) does not significantly affect the Company’s ability to meet its needs with respect to the development of the infrastructure necessary to conduct its business. Currently, the Company has 154 ICFAs that cover a substantial portion of its primary planning areas. In fact, except for a few of the very small standalone water and wastewater utilities, the significant majority of all properties within the Company’s existing certificated service areas are already covered under an ICFA. In short, the existing ICFAs remain in place.

For those areas without existing ICFAs in place, all land owners will still need to enter into the necessary main extension agreements. The terms of service, including the necessary infrastructure and related funding responsibilities, will be included in those agreements. As noted in the Company’s disclosure, with approval from the Arizona Corporation Commission, the Company has implemented a hook-up fee tariff for all of its utilities. Hook-up fees are funds contributed by developers in advance of construction of infrastructure that are intended to cover a portion of the cost of utility off-site infrastructure. The Company believes that the combination of hook-up fee tariffs and main extension agreements provides the necessary framework to meet the Company’s needs with respect to the development of infrastructure in future service areas. In fact, today, this is the standard model of several large, growing utilities in the state.

Prospectus Summary

Our Company, page 1

7.	Please disclose the basis for your assertions that you “are a leading water resource management company,” you “have become a leader in Total Water Management practices,” and you have “sector-leading technology.” In this regard, we note that you operate primarily in metropolitan Phoenix, Arizona, derive almost all of your revenues from the operation of two facilities, and no longer own the FATHOM business. If you do not have independent support for these statements, please revise the language to make clear that this is your belief based upon management’s experience in the industry, if true.

Response:

The Company advises the Staff that one source for the assertions referred to above is based on a 2013 report entitled, “The Water Resources Utility of the Future: A Blueprint for Action,” which was authored by three key organizations within the water industry: National Association of Clean Water Agencies, the Water Environment Research Foundation, and the Water Environment Federation. Page 28 of the report stated the following:

“Global Water Resources, which operates a portfolio of small and medium drinking water and clean water agencies in Arizona, is perhaps the most technologically sophisticated utility in the US. It has taken utility efficiency to a new level using evaluation and productivity improvement processes (Total Water Management) similar to Lean, advanced metering infrastructure, and cloud-based data analytics and presentation technology to reduce water losses and put real-time monitoring of water use in the hands of their clients.”

The Company notes to the Staff that, although the Company no longer owns the FATHOM business, it still utilizes the same technologies in the same manner as they were initially developed by the Company for its own use. Additionally, the Company uses several advanced technologies that are not part of the FATHOM platform.

The Transactions, page 3

8.	Please clarify whether GWRC has any operations that you will be acquiring through the merger.

Response:

The Company advises the Staff that GWR Global Water Resources Corp. (“GWRC”) does not have any operations that the Company will be acquiring through the merger.

Implications of Being an Emerging Growth Company, page 3

9.	We note your statement that you “may choose to take advantage” of the extended transition period to comply with new or revised accounting standards applicable to public companies. Here and elsewhere in your prospectus where you discuss this transition period, please revise to disclose your election. Refer to Question 13 of the JOBS Act Frequently Asked Questions, located on our website.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 4, 26, 62 and F-8 of Amendment No. 1.

Summary Risk Factors, page 4

10.	Please include a risk factor here that, due to the concentration of stock ownership by your officers, directors, certain stockholders, and their affiliates, investors will have limited ability to influence corporate matters. Please also include a risk factor here regarding your reduced disclosure as a result of the JOBS Act.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 4 of Amendment No. 1.

The Offering, page 5

11.	Please revise the last paragraph on this page to clarify whether the prospectus assumes the closing of the Reorganization Transaction and issuance of 8,726,747 shares to the stockholders of GWRC.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on page 6 of Amendment No. 1.

Risk Factors, page 7

12.	Please tell us what consideration you gave to including a risk factor regarding the fact that, if the Reorganization Transaction is not consummated, this offering will not proceeds. In this regard, it appears that certain specific factors, including the possibility that GWRC will not receive shareholder approval of the Reorganization Transaction or that the exemption from registration for the issuance of shares in connection with the Reorganization Transaction will not be available to you, should be discussed. If you include such a risk factor in this section, please also include it in the Summary section.

Response:

The Company advises the Staff that the Company considered and concluded that it was not meaningful to an investor to have a risk factor discussing the risk that if the Reorganization Transaction is not consummated, the offering will not proceed. The Company states in its disclosure that the Reorganization Transaction and the consummation of the offering will be contingent upon each other and will occur simultaneously. Therefore, if GWRC does not receive shareholder approval of the Reorganization Transaction, then the Reorganization Transaction, and consequently, the Offering, will not be consummated. As a result, including such risk factor would not add value since no securities would be offered in that event.

We may have difficulty accomplishing our growth strategy…, page 7

13.	Please revise the heading of this risk factor to clarify that you may not be able to rely on regulatory rate increases for over a next year.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on page 8 of Amendment No. 1.

Industry and Market Data, page 27

14.	We note your statement that “the accuracy and completeness of the [industry and market data included in the prospectus] cannot be guaranteed.” Please delete such statement or revise as necessary, so that you do not suggest that you could lack a reasonable belief as to the accuracy and completeness of the market data that you elect to include in the filing.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on page 30 of Amendment No. 1.

The Transactions

Reorganization Transaction, page 28

15.	Please revise to include more detailed disclosure of the merger process, including a discussion of any government approval process and the material provisions of the merger agreement. Please state, if true, that GWRC will delist from the Toronto Stock Exchange after the merger. Please state, as you do on page II-2, that the stockholders of GWRC will receive 8,726,747 shares of your common stock in the merger, as well as the percentage ownership of your outstanding common stock that these shares will represent immediately prior to and following the completion of the offering.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 31 and 32 of Amendment No. 1.

16.	Please clarify who are the “Original Shareholders of Global Water Resources, Inc.” and how may persons constitute such holders.

Response:

The Company advises the Staff that the “Original Shareholders of Global Water Resources, Inc.” constitute the record holders of shares of the Company’s common stock (other than GWRC) that were issued in 2010 in connection with the “Reorganization” described in Note 1 to the Company’s Consolidated Financial Statements (Description of Business and Summary of Significant Accounting Policies—Reorganization). There are seven (7) such “original shareholders,” including the five (5) individual shareholders listed in the “Principal Stockholders” table on page 101 of Amendment No. 1 and two (2) other private individuals who neither (i) beneficially own at least five percent (5%) of the Company’s outstanding common stock or (ii) serve as directors or officers of the Company.

17.	Please clarify whether the breakdown of percentage ownership by Public Investors and Original Shareholders of Global Water Resources, Inc. reflects the issuance of the shares being registered in this transaction.

Response:

The Company advises the Staff that the breakdown of ownership percentages as between “Public Investors” and “Original Shareholders of Global Water Resources, Inc.” does not reflect the issuance of the shares being registered in the offering. In response to the Staff’s comment, the Company has revised the disclosure on page 34 of Amendment No. 1 to clarify the ownership percentages before and after giving effect to the Reorganization Transaction.

18.	Please provide additional disclosure regarding the reasons that the Reorganization Transaction and this offering are conditioned upon each other.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 31 and 32 of Amendment No. 1.

19.	Since the Reorganization Transaction and this offering are conditioned upon each other, please provide further disclosure as to how investors in this offering will know whether the Reorganization Transaction has been consummated.

Response:

The Company respectfully acknowledges the Staff’s comment but believes that the disclosure in Amendment No. 1 clearly states that the Reorganization Transaction and the offering will be consummated concurrently. Accordingly, there will be no practical way for the Company to inform investors that the Reorganization Transaction has been consummated until the offering has also been consummated.

The Company advises the staff that the Company intends to issue a press release on the concurrent completion of the offering and the Reorganization Transaction advising both former shareholders of GWRC and investors in the offering that the offering and the Reorganization Transaction have been completed. At the time of pricing the offering, the Company expects that it will have a high degree of certainty that it will be able to consummate both the Reorganization Transaction and the offering concurrently and intends to issue a press release announcing both the pricing of the offering and the expected concurrent closing of both the offering and the Reorganization Transaction. However, if the Company is unable to consummate the Reorganization Transaction, either concurrently with the offering or at all, a press release would be issued to advise both shareholders of GWRC and potential investors in the offering of this fact.

20.	Please supplementally confirm that the issuance of your common stock in the Reorganization Transaction complies with the procedures outlined in Staff Legal Bulletin No. 3, available on our website.

Response:

The Company confirms to the Staff that the contemplated issuance of common stock in the Reorganization Transaction complies with the procedures outlined in Staff Legal Bulletin No. 3 and will be exempt from the registration requirements of the Securities Act under Section 3(a)(10). The Company notes that the Staff has previously upheld the procedural soundness of fairness hearings conducted by the Supreme Court of British Columbia (e.g., 3-D Systems, Inc., SEC No-Action Letter, 1993 LEXIS (April 26, 1993)).

Use of Proceeds, page 32

21.	You state that you intend to use the net proceeds from the offering “for working capital and other general corporate purposes.” Please revise to provide more meaningful and specific disclosure of the intended use of proceeds for general corporate purposes and working capital, as well as the approximate amounts intended to be used for each such purpose, to the extent known. If you are unable to disclose a specific plan for a significant portion of the proceeds or the amounts intended for each such purpose, please revise to discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the requested disclosure on pages 5 and 36 of Amendment No. 1.

Dilution, page 35

22.	We note your disclosure that your pro forma net tangible book value as of September 30, 2015 was approximately $21.6 million. Please tell us the details of how you calculated this amount.

Response:

The Company respectfully acknowledges the Staff’s comment and notes to the Staff that the previously disclosed pro forma net tangible book value as of September 30, 2015 of approximately $21.6 million was incorrectly calculated. The Company has revised the disclosure on page 39 of Amendment No. 1 to disclose the pro forma net tangible book value as of December 31, 2015, which was approximately $6.8 million, or $0.37 per share. The Company derived the pro forma net tangible book value as follows (Dollars in millions, except share and per share info):

As of December 31, 2015
	Historical	Pro Forma Adjustments	Pro Forma, As Adjusted
Total Assets	$238.0		$238.0
Less: Intangible Assets(1)	$(12.8)		$(12.8)
Less: Total Liabilities	$(217.9)	$(0.5)	$(218.4)

Net Tangible Book Value	$7.3	$(0.5)	$6.8
Shares Outstanding	181,179		18,241,746 (2)
Net Tangible Book Value per Share	$40.29		$0.37

(1)	Total intangible assets does not include goodwill in the amount of $223,000, as the net assets of Willow Valley Water Company are presented within assets held for sale on the Company’s consolidated balance sheet as of December 31, 2015.
(2)	Gives effect to a 100.68-to-1 forward stock split with respect to the Company’s common stock that will be effected prior to the completion of the offering in connection with the Reorganization Transaction.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Rate Case Activity, page 42

23.	Here or in another appropriate section in the prospectus, please break out the rates you receive by individual facility.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 70 of Amendment No. 1.

24.	We note your discussion of recent rate cases that have led you to abandon infrastructure coordination and finance agreements in favor of hook-up fee tariffs. Please discuss the impact this change will have on your results of operations, if any.

Response:

The Company advises the Staff that there will not be a significant change to the Company’s results of operations as result of the recent rate cases leading to the prohibition of the Company from entering into new ICFAs. The Company directs the Staff’s attention to the Company’s response to the Staff’s comment #6 above. Furthermore, the Arizona Corporation Commission order requires the Company to treat 70% of the ICFA funds received as hook-up fees. The remaining portion still goes to the Company and is recorded as revenue or deferred revenue. With hook-up fees, those funds will be booked as contributions in aid of construction once expended on plant. Thus, most of ICFA fees, and all of hook-up fees, will ultimately be accounted for similarly.

Recent Events

Sale of FATHOM Business, page 45

25.	Please disclose any revenue realized in the sale of this business. In addition, please disclose any current contracts, and the material provisions of such contracts, that you have with GVM regarding the FATHOM platform.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page 49 of Amendment No. 1.

Business, page 59

26.	Please disclose the basis for all your assertions about your industry. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based upon your experience in the industry, if true. Please also provide independent supplemental materials, with appropriate markings and page references in your response. The following are examples only of some of your assertions:

•	“Water infrastructure in the United States is aging and requires significant investment and stringent focus on cost control…,” page 60;

•	“[R]aising large amounts of funds required for capital investment is often challenging for municipal water utilities[,]” page 61; and

•	“[M]any municipalities are examining a combination of outsourcing and partnerships with the private sector or outright privitizations,” page 61.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure in Amendment No. 1 in each instance where the Company discloses an assertion about its industry. In addition, the Company is submitting to you supplementally materials that include support for such assertions, with appropriate markings and page references.

Our Strategy, page 62

27.	We note the discussion of your Total Water Management business model. Please discuss in greater detail the specific ways in which you are implementing this model through your business practices.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on pages 66 and 67 of Amendment No. 1.

Our Competitive Strengths

Leader in Utilization of Technology and Innovation, page 63

28.	We note your discussion here and throughout the prospectus regarding FATHOM. Since it appears to play a materially important role in your business, please discuss in greater detail the different aspects of the platform and how you utilize each in your business practices.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on pages 68 and 69 of Amendment No. 1.

Management

Directors and Executive Officers, page 75

29.	For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e) of Regulation S-K.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on pages 80 and 81 of Amendment No. 1.

Executive Compensation

Base Salary, page 82

30.	We note that you set your executive officers salaries in part by using a comparative group of public companies. Please discuss whether you engaged in any benchmarking, and, if applicable, the components of the benchmarking. Refer to Item 402(b)(2)(xiv).

The Company advises the Staff that, historically, the Company’s compensation committee has not engaged in formal “benchmarking” (within the meaning of Item 402(b)(2)(xiv) of Regulation S-K) when setting base salaries for the Company’s named executive officers. Instead, the compensation committee has used compensation data from the “comparative group” referenced in the Staff’s comment as one factor in setting base salaries and ensuring that the compensation paid to the Company’s named executive officers is reasonable from a market perspective. The Company notes to the Staff that the Company has added disclosure to clarify this matter on page 86 of Amendment No. 1.

Annual Incentive Awards

Company Goals, page 83

31.	Please revise to more specifically describe the goals established by the compensation committee and board of directors and identified in the tables on page 83, as well as the levels at which they were achieved.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 88 of Amendment No. 1 to provide additional detail regarding the Company’s 2015 Incentive Program, including the goals established by the compensation committee and the board of directors thereunder, and the levels at which such goals were achieved.

Target Annual Incentive Awards for 2014 and 2015, page 84

32.	Please revise to clarify how the 2014 and 2015 “Target Incentive Award as Percentage of Base Salary” was determined for each named executive officer.

The Company advises the Staff that, for 2014 and 2015, such target incentive award percentages were determined for the named executive officers in accordance with the express terms and conditions of their respective employment agreements. In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 1 to clarify how these target incentive award percentages were determined.

Principal Stockholders, page 95

33.	Please disclose the natural person(s) or public company that has the ultimate investment or voting control over shares held by Polar Asset Management Partners Inc. Refer, by analogy, to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on pages 101 and 102 of Amendment No. 1.

Financial Statements for the Year Ended December 31, 2014

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition – Water Services, page F-9

34.	We note your disclosure that water connection fees represent the culmination of a separate earnings process and are recognized when the service is provided. Please revise your disclosure to also quantify the amount of water connection fee revenue recognized in each period presented in your financial statements.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page F-11 of Amendment No. 1.

Note 3. Regulatory Decision and Related Accounting and Policy Changes, page F-14

35.	We note your discussion of initial rates at the bottom of page F-14 and the top of page F-15. We understand your initial rates are determined in part by forward-looking projections, including anticipated customer counts and required infrastructure. We also note your statement that changes in those rates are made through further formal rate applications. To provide more transparency about the impact of these initial rates on your financial statements, please respond to the following:

•	Please revise your disclosure to more clearly explain whether these initial rates result in your collection of funds intended to reimburse you for infrastructure and other costs prior to your incurrence of these costs. If so, please revise your disclosure to more clearly explain how you account for this timing difference, including whether you record any assets or liabilities related to these initial rates and the timing of revenue recognition related to these initial rates.

•	Additionally, please better disclose the extent to which you are currently operating under initial rates. In doing so, please clarify the extent to which Rate Decision No. 74364 includes rates based on forward-looking projections and the extent to which it includes rates based on your actual incurred costs.

Response:

The Company respectfully acknowledges the Staff’s comment but advises the Staff that the initial rates do not have any impact on the Company’s financial statements as discussed below. Therefore, the Company has removed the previous discussion of initial rates on page F-16 of Amendment No. 1 because the Company believes that this disclosure is unnecessary and no longer relevant.

When a new utility entity is formed and granted an initial certificate of convenience and necessity by the Arizona Corporation Commission, the Arizona Corporation Commission will set rates based on projected revenues, expenses, and rate base (because the utility does not yet have operations). The utility must charge the Arizona Corporation Commission-established rates throughout its service area (including in any new additions to its certificated area). Typically, the Arizona Corporation Commission will base the initial rates on projected data for the anticipated fifth year of operations of the utility. Arizona law requires the utility to charge the Arizona Corporation Commission-established rates until the Arizona Corporation Commission changes the rates. Rates changes are requested by a utility through the formal rate case process, which is largely based on a historical test year, although some updating may be allowed. The Arizona Corporation Commission’s rate case order will contain a specific effective date, and the utility must charge the new rates starting on the effective date. There is no “true up” regarding any variance from the projections used to set the initial rates. Instead, rates are only changed prospectively. For example, if a utility had initial rates from 2005, and if it filed its first rate case in 2009, it would use a 2008 historical test year, and it would expect the new rates to go into effect at some point in 2010; the projections from 2005 would not be referred to in the rate case.

The Company notes to the Staff that none of the Company’s current revenue is derived from the initial rates established by the Arizona Corporation Commission. Rather, all of the Company’s active utilities have been through formal rate case proceedings and have been issued prior rate orders. In February 2014, rate case proceedings were again completed for seven active utilities and the Arizona Corporation Commission issued Rate Decision No. 74364, which the Company describes in detail on pages 46 through 48 and page F-17 of Amendment No. 1. The Company further notes to the Staff that, while the Company’s inactive utilities are still under initial rates, these inactive utilities are located in areas which have not yet developed, and thus have no customers or revenues.

36.	We note the change in accounting for ICFA funds as described on page F-16 and have the following comments:

•	We note that for funds received after the 2014 Rate Decision, 70% of those funds will be recorded as a hook-up fee (HUF) liability which will be relieved once the HUF funds are utilized for the construction of plant. Please revise your disclosure to clarify whether and how the relief of the HUF liability impacts your income statement.

•	We note you recorded a gain on regulatory order of $50.7 million in the year ended December 31, 2014. Please revise your discussion of this gain to more specifically describe the changes brought about by the Rate Decision which led to this gain.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page F-18 of Amendment No. 1.

Undertakings, page II-2

37.	Please include the undertakings required by Item 512(a)(6) of Regulation S-K as they are required for all primary offerings.

Response:

The Company respectfully acknowledges the Staff’s comment and has added the requested disclosure on page II-3 of Amendment No. 1.

* * *

If you have any additional questions or comments, please feel free to contact me directly at 480-999-5140 (email: mike.liebman@gwresources.com), or our outside counsel, Michael M. Donahey of Snell & Wilmer L.L.P. at 602-382-6381 (email: mdonahey@swlaw.com), with any questions.

Very truly yours,

/s/ Michael J. Liebman
Michael J. Liebman
Chief Financial Officer

cc:	Michael M. Donahey, Snell & Wilmer L.L.P.
Christopher J. Barry, Dorsey & Whitney LLP